                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                             Bright Horizons, Inc.
        ---------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
        ---------------------------------------------------------------
                        (Title of Class of Securities)


                                  109190 10 8
                       --------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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  CUSIP NO. 109190 10 8                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roger H. Brown

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            222,831 shares +

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          198,611 shares +
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             222,831 shares +

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          198,611 shares +
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      421,442 shares +

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.62%

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      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!



+ Mr. Brown is the direct owner of 172,360 shares of common stock, par value $.01 per share (the "Common Stock") of Bright Horizons, Inc. (the "Company") and of options, exercisable within 60 days of December 31, 1997, to acquire 50,471 shares of Common Stock. Mr. Brown is the indirect owner of 172,360 shares of Common Stock and of options, exercisable within 60 days of December 31, 1997, to acquire 23,472 shares of Common Stock. All of the shares of and options to acquire Common Stock owned indirectly by Mr. Brown are owned directly by Mr. Brown's wife, Linda A. Mason. Mr. Brown disclaims beneficial ownership of the shares of and options to acquire Common Stock owned directly by his wife, and this report shall not be deemed an admission that Mr. Brown is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended. Mr. Brown and his wife also own 2,779 shares of Common Stock jointly.


                               Page 2 of 5 Pages

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SCHEDULE 13G
------------


Item 1(a)  Name of Issuer:
             Bright Horizons, Inc.

     1(b)  Address of Issuer's Principal Executive Offices:
             One Kendall Square, Building 200
             Cambridge, MA 02139

Item 2(a)  Name of Person Filing:
             Roger H. Brown

     2(b)  Address of Principal Business Office or, if none, Residence:
             Bright Horizons, Inc.
             One Kendall Square, Building 200
             Cambridge, MA 02139

     2(c)  Citizenship:
            United States

     2(d)  Title of Class of Securities:
             Common Stock, Par Value $.01 per Share

     2(e)  CUSIP Number:
             109190 10 8

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                Not Applicable.

Item 4     Ownership:

     4(a)  Amount beneficially owned:
             421,442 shares +

     4(b)  Percent of Class:
             7.62%

     4(c)  Number of shares as to which such person has:

        (i) sole power to vote or to direct the vote:
                    222,831 shares +

        (ii) shared power to vote or to direct the vote:
                    198,611 shares +

                               Page 3 of 5 Pages
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        (iii) sole power to dispose or to direct the disposition of:
                    222,831 shares +

        (iv) shared power to dispose or to direct the disposition of:
                    198,611 shares +

Item 5  Ownership of Five Percent or Less of a Class:
             Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
             Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
             Not Applicable.

Item 8  Identification and Classification of Members of the Group:
             Not Applicable.

Item 9  Notice of Dissolution of Group:
             Not Applicable.

Item 10 Certification:
                Not Applicable.

+ Mr. Brown is the direct owner of 172,360 shares of common stock, par value $.01 per share (the "Common Stock") of Bright Horizons, Inc. (the "Company") and of options, exercisable within 60 days of December 31, 1997, to acquire 50,471 shares of Common Stock. Mr. Brown is the indirect owner of 172,360 shares of Common Stock and of options, exercisable within 60 days of December 31, 1997, to acquire 23,472 shares of Common Stock. All of the shares of and options to acquire Common Stock owned indirectly by Mr. Brown are owned directly by Mr. Brown's wife, Linda A. Mason. Mr. Brown disclaims beneficial ownership of the shares of and options to acquire Common Stock owned directly by his wife, and this report shall not be deemed an admission that Mr. Brown is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended. Mr. Brown and his wife also own 2,779 shares of Common Stock jointly.

                               Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By: /s/ Roger H. Brown
                                    --------------------------------------
                                     Name:  Roger H. Brown


February 10, 1998

                               Page 5 of 5 Pages